UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated September 3, 2019, announcing that Boehringer Ingelheim plans to initiate Phase 2 development of a dual-acting GLP-1/glucagon agonist (aka BI 456906), which has been in-licensed from Zealand Pharma.

The Phase 2 trial for BI 456906 is expected to be initiated in late 2019 and will trigger a EUR 20 million milestone payment to Zealand Pharma out of total outstanding potential milestone payments of EUR 365 million and high single to low double digit royalties on future sales.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller

	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: September 3, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 3, 2019

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